Sheet1

FINAL Proxy Results - ML Middle East/Africa Fund (Global Cluster)								11653700	0.000
1st Meeting Date: 4/26/2000
2nd Meeting Date: 5/10/2000
Record date: March 15, 2000
As of: May 10, 2000

				Units Voted						Percentage of Total Outstanding Units Voted					Percentage of Total Units Voted
	Shares Needed	Outstanding	Votes Needed										Votes Received
Fund	To Pass	Shares	50% + 1	For	Against	Abstain	Votes Needed			For	Against	Abstain	over 50% + 1	Proposal 1 (Trustees)	For	Against	Abstain

Proposal for the merger of Middle East/Africa (Global Cluster)	-1,063	292,516	146,259	147,322	4,939	1,427			Crook	50.36%	1.69%	0.49%	-0.36%	Brackenridge	95.86%	3.21%	0.93%
into Developing Capital Markets (Global Cluster)

Last Updated on 07/28/2000
By Karen Lang